                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMMENDMENT NO. 28)*

                         AMERICAN REALTY TRUST, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 029-177-409
         ------------------------------------------------------------
                                (CUSIP Number)


                  Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                  Dallas, Texas  75231    (214) 692-4758
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                March 31, 1994
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no ammendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing informtion which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE  2 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Basic Capital Management, Inc.
                     75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                   1,105,951

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                        -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                   1,105,951

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                        -0-

- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,105,951

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.0%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE  3 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National Operating, L.P.
                      75-2163170

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                   48,933

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                       -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                   48,933

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                       -0-

- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      48,933

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.6%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                       PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE  4 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       The Gene E. Phillips Children's Trust
                       13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                   24,583

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                      -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                   24,583

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                      -0-

- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       24,583

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.8%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                     OO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE  5 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Clifton Phillips
                       ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                   445

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                      -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                   445

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                      -0-

- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       445

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than one-tenth of one percent

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                       IN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                       PAGE  6 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Ryan T. Phillips
                       ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                   445

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                1,130,979*
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                   445

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                1,130,979*

- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,130,979*

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.9%*     *Includes shares reported by Other Reporting Persons.

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          IN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE  7 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Continental Mortgage and Equity Trust
                      94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      California

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                               204,522

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                   -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                               204,522

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                   -0-

- -------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      204,522

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.8%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                       OO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                          AMERICAN REALTY TRUST, INC.
                             CUSIP NO. 029-177-409

Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

        This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Trust"), successor to American Realty Trust, a District of Columbia business trust, and amends the statement on Schedule 13D filed on September 24, 1993. The principal executive offices of the Trust are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Gene E. Phillips ("Phillips"), Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), the Gene E. Phillips Children's Trust (the "GEP Trust") and Ryan Phillips (collectively the "Reporting Persons").

         Gene E. Phillips, BCM, CMET, NOLP, the GEP Trust and Ryan Phillips may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children and the executive officers of BCM are also executive officers of CMET. Ryan Phillips is a director of BCM and the adult son of Gene E. Phillips. Mr. Phillips is a general partner of Syntek Asset Management, L. P . ("SAMLP"), which is the general partner of NOLP and Mr. Phillips' children, including Ryan T. Phillips, are beneficiaries of the GEP Trust.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are a follows:

Name                                                 Position(s) with BCM
- ----                                                 ----------- ---- ---
Oscar W. Cashwell                                    President & Director of Property
                                                      and Asset Management

Hamilton P. Schrauff                                 Executive Vice President and
                                                     Chief Financial Officer

Karl L. Blaha                                        Executive Vice President -Director
                                                       Commercial Management

Clifford A. Towns, Jr.                               Executive Vice President,
                                                       Finance

Thomas A. Holland                                    Senior Vice President and
                                                       Chief Accounting Officer

Robert A. Waldman                                    Vice President, Corporate
                                                      Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer
                                                      and Securities Manager

Ryan T. Phillips                                     Director

M. Ned Phillips                                      Director


          Oscar W. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Vice President, Corporate Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         M. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is
Chief Executive Officer of Syntek West, Inc.   Mr. Phillips is a citizen of the
United States of America.

         (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of March 31, 1994, the Trust owned 30.4% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET:

       Name                         Position(s) with CMET
       ----                         ---------------------
Oscar W. Cashwell                  President

Hamilton P. Schrauff               Executive Vice President and
                                   Chief Financial Officer

Karl L. Blaha                      Executive Vice President -
                                   Director of Commercial
                                   Management

Thomas A. Holland                  Senior Vice President and
                                    Chief Accounting Officer

Robert A. Waldman                  Vice President and Secretary

Drew D. Potera                     Treasurer

Willie K. Davis                    Trustee

Raymond V.J. Schrag                Trustee

Randall K. Gonzalez                Trustee

Bennett B. Sims                    Trustee

Ted P. Stokely                     Trustee

Geoffrey C. Etnire                 Trustee

Dan L. Johnston                    Trustee

A. Bob Jordan                      Trustee

         Information with respect to Messrs. Cashwell, Holland, Schrauff, Blaha, Waldman and Potera is disclosed in (I) above.

         Mr. Davis' business address is 333 Union Street, Suite 400, Nashville, Tennessee 37201. Mr. Davis' present principal occupation is Chairman of Mid-South Financial Corporation. Mr. Davis is a citizen of the United States of America.

         Mr. Schrag's business address is 36 West 44th Street, Suite 1407, New York, New York 10036. Mr. Schrag's present principal occupation is an Attorney in New York. Mr. Schrag is a citizen of the United States of America.

         Mr. Gonzalez's business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is Vice President of TMC Realty Advisors, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Sims' business address is 529 W. 42nd Street, #8N, New York, New York 10036. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

         Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

          Mr. Johnston's business address is 645 Madison Avenue, Suite 2200, New York, New York 10022. Mr. Johnston's present principal occupation is an Attorney. Mr. Johnston is a citizen of the United States of America.

          Mr. Jordan's business address is 6051 North Brookline, Suite 119, Oklahoma City, Oklahoma 73112. Mr. Jordan's present principal occupation is an Attorney. Mr. Jordan is a citizen of the United States of America.

         (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

          Donald W. Phillips' business address is 10670 North Central Exepressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (VI) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

         Item 4 is hereby amended to read as follows:

         The purpose of the acquisition of the Shares by BCM is for investment and additionally, to better align the interests of BCM with the Shareholders of the Trust.

         The Reporting Persons consider the Shares to be an attractive investment and anticipate that they may, subject to prevailing market conditions, availability of financing and other factors, increase their ownership of the Trust through additional market purchases.

Item 5.  Interest in Securities of the Issuer

         Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                                    Shares Owned Directly
                                    ---------------------


                                    Number of    Percent of
Name                                Shares       Class (1)
- ----                                ---------    ----------
BCM                                 1,105,951       37.0%
CMET                                  204,522        6.8
NOLP                                   48,933        1.6
Phillips                                    0          0
GEP Trust                              24,583        0.8
Ryan Phillips                             445          *

                          TOTAL     1,384,879       46.4%

                                    Shares Owned Beneficially
                                    -------------------------

                                    Number of    Percent of
Name                                Shares       Class (1)
- ----                                ---------    ----------
BCM                                 1,105,951       37.0%
CMET                                  204,522        6.8
NOLP                                   48,933        1.6
GEP Trust                              24,583        0.8
Ryan Phillips (2)(3)                1,130,979       37.9
M. Ned Phillips (2)                 1,105,951       34.3
Phillips   (4)                         48,933        1.6

Total shares beneficially owned
  by Reporting Persons              1,384,879       46.4%

__________________

*      less than one-tenth of one percent

(1) Percentage calculations are based upon 2,981,677 Shares outstanding at March 31, 1994. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in
       Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b) Voting and Dispositive Power

         The Trustee of GEP Trust has complete voting and dispositive power over the 24,583 Shares held by the GEP Trust. Mr. Phillips shares voting and dispositive power over the 48,933 Shares held by NOLP. Each of the Trustees of CMET share voting and dispositive power over the 204,522 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 1,105,951 Shares held by BCM. Ryan T. Phillips has complete voting and dispositive power over the 445 Shares held directly by him.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                                Number of                 Price                 Type of
Person               Date                Shares                    Per Share             Transaction
- ---------            ----                ---------                 ---------             -----------
BCM                02/16/94                  800                    $12.75                Open Market
BCM                02/24/94                  600                    $12.75                Open Market
BCM                02/25/94                  100                    $12.75                Open Market
BCM                02/28/94                  400                    $12.75                Open Market
BCM                03/02/94                  100                    $12.75                Open Market
BCM                03/02/94                1,000                    $12.75                Open Market
BCM                03/02/94                1,000                    $12.75                Open Market
BCM                03/03/94                1,000                    $12.75                Open Market
BCM                03/03/94                  700                    $12.75                Open Market
BCM                03/07/94                  300                    $12.75                Open Market
BCM                03/30/94                1,000                    $12.75                Open Market
BCM                03/30/94                1,000                    $12.75                Open Market
BCM                03/30/94                1,000                    $12.75                Open Market
BCM                03/30/94                  500                    $12.75                Open Market
BCM                03/31/94                  700                    $12.75                Open Market


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is hereby amended to read as follows:

         BCM has pledged 20,000 shares to Advest, Inc., pledged 166,667 shares to the Bank of Baltimore, pledged 90,266 Shares to Bear Stearns & Co., pledged 19,936 shares to Brown & Company Securities Corporation, pledged 12,200 shares to Baker & Co., Inc., pledged 20,000 shares to Cowen & Company, pledged 21,000 shares to Dillon Read and Co., Inc., pledged 56,600 shares to Dean Witter Reynolds, pledged 27,000 shares to First National Brokers, pledged 10,000 shares to Gruntal & Co., pledged 21,700 shares to Hambrest & Quist Incorporated, pledged 17,000 shares to Howard, Weil, Labouisse, Friedrichs, Incorporated, pledged 24,900 shares to IDS Financial Services, Inc., pledged 12,000 shares to Kennedy Cabot & Company, pledged 27,000 shares to Legg Mason Wood Walker, Incorporated, pledged 10,000 shares to Lehman Brothers, pledged 20,000 shares to Lombrad Institutional Brokerage, pledged 20,281 shares to Mabon Securities Corp., pledged 10,000 shares to the Ohio Company, pledged 10,000 shares to Paine Webber, pledged 73,583 shares to Piper Jaffray, pledged 20,000 shares to Quick & Reilly, pledged 10,000 shares to Rodman & Renshaw, pledged 28,600 shares to Southwest Securities, pledged 20,000 shares to Shearson Lehman Hutton, pledged 25,000 shares to Alex Brown, pledged 27,800 shares to H D Vest Financial Services, pledged 19,055 shares to Kidder Peabody, pledged

25,000 shares to Olde Discount Stock Brokers, pledged 19,700 shares to Addison Securities, Inc., pledged 22,000 shares to Capital Institutional, Inc., pledged 20,000 shares to CJ Lawrence, Inc., pledged 5,000 shares to First Alabama Investments, Inc., pledged 20,263 shares to First National Brokerage, pledged 20,500 shares to Kemper Securities Group, Inc., pledged 19,400 shares to Kirpatrick Pettis, pledged 20,000 shares to Northpark Securities, Inc., pledged 20,000 shares to Eppler, Guerin and Turner, Inc., pledged 20,000 shares to Signet Financial Services, Inc., pledged 18,200 shares to Wachovia Brokerage Service, pledged 10,000 shares to Worthen Financial Services and pledged 26,100 shares to Scottsdale Securities, Inc. in stock margin accounts maintained by it with such brokers.

         NOLP has pledged 48,933 shares to Shearson Lehman Hutton in stock margin accounts maintained by it with such broker.

                   CMET has pledged 40,700 shares to Scottsdale Securities, Inc., pledged 7,700 shares to Jeffries & Co., pledged 114,781 shares to Neuberger & Berman and pledged 41,341 shares to Smith Barney in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: April 8, 1994

                                   BASIC CAPITAL MANAGEMENT, INC.




                                   By:/s/ Oscar W. Cashwell
                                      Oscar W. Cashwell
                                      President

                                   NATIONAL OPERATING, L.P.

                                   By: Syntek Asset Management, L.P.
                                   General Partner




                                   By:/s/ Gene E. Phillips
                                      Gene E. Phillips
                                      a General Partner

                                   GENE E. PHILLIPS CHILDREN'S TRUST



                                   By:/s/ Donald W. Phillips
                                      Donald W. Phillips
                                      Trustee

                                   CONTINENTAL MORTGAGE AND EQUITY TRUST



                                   By:/s/ Oscar W. Cashwell
                                      Oscar W. Cashwell
                                      President

                                   RYAN PHILLIPS



                                   By:/s/ Ryan T. Phillips
                                      Ryan T. Phillips